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Prospectus Supplement dated April 12, 2005 to Prospectus dated August 19, 2004	Filed Pursuant to Rule 424(b)(3) File No. 333-117919

$180,000,000
Beazer Homes USA, Inc.

4 5/8% Convertible Senior Notes due 2024 and
Common Stock Issuable Upon Conversion of the Notes

        This prospectus supplement relates to the accompanying prospectus dated August 19, 2004 relating to the resale from time to time by the selling securityholders named herein and therein, of up to $180,000,000 principal amount of notes and the related guarantees and the shares of our common stock received by those selling securityholders upon conversion of the notes. The "Selling Securityholders" section of the accompanying prospectus dated August 19, 2004 is hereby supplemented to include the information provided below in the table appearing in the "Selling Securityholders" section of this prospectus supplement with respect to entities not previously listed in the accompanying prospectus dated August 19, 2004.

        This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the accompanying prospectus dated August 19, 2004 and all other amendments. The terms of the notes are set forth in the accompanying prospectus dated August 19, 2004.

        The selling securityholder listed in the "Selling Securityholders" section of this prospectus supplement and any other amendments or supplements to the accompanying prospectus dated August 19, 2004 may resell the notes, the related guarantees and the shares of our common stock issuable upon conversion of the notes pursuant to this prospectus supplement, the accompanying prospectus dated August 19, 2004, and any other amendments or supplements thereto.

SELLING SECURITYHOLDERS

        We originally issued the notes in transactions exempt from or not subject to registration under the Securities Act of 1933. The notes and related guarantees and the common stock issuable upon conversion of the notes that may be offered under this prospectus will be offered by the selling securityholders, which includes their donees, pledgees, transferees and other successors-in-interest. Only those notes and shares of common stock issuable upon conversion thereof listed below and in the accompanying prospectus may be offered for resale by the selling holder pursuant to this prospectus supplement and the accompanying prospectus dated August 19, 2004.

        The following table sets forth certain information, as of April 11, 2005, about the principal amount of notes beneficially owned by the listed selling securityholder and the number of shares of common stock issuable upon conversion of those notes that may be offered from time to time pursuant to this prospectus supplement and the accompanying prospectus dated August 19, 2004.

        The percentage of notes outstanding beneficially owned by the selling securityholder is based on $180.0 million aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering does not include shares of common stock issuable upon conversion of the notes. The number of shares of common stock shown in the table below as shares that may be sold assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 6.48 shares per $1,000 principal amount of notes. This conversion rate is subject to adjustment as described under "Description of the Notes—Conversion Rights" in the accompanying prospectus dated August 19, 2004. Accordingly, the number of shares of common stock issuable upon conversion of the notes and thus that may be sold hereunder may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.

Name	Principal Amount of Notes Beneficially Owned and Offered(1)	Number of Shares of Common Stock Beneficially Owned Prior to Offering(2)	Number of Shares of Common Stock Offered Upon Conversion of the Notes(3)	Number of Shares of Common Stock Owned Following the Offering(1)	Percentage of Common Stock Owned Following the Offering(1)(4)
Silverback Master Ltd.	$2,000,000	12,960	12,960	0	0

(1)
We have assumed that all of the notes and/or all of the common stock into which the notes are convertible will be sold.

(2)
Includes shares of common stock issuable upon conversion of the notes

(3)
Assumes conversion of all of the holder's notes at the initial conversion rate of 6.48 shares per note. The initial conversion rate is subject to adjustment as described under "Description of the Notes—Conversion Rate Adjustments" in the accompanying prospectus dated August 19, 2004. As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(4)
Calculated based on Rule 13d-3(d)(i) under the Securities Exchange Act of 1934, as amended, using 13,512,946 shares of common stock outstanding on June 30, 2004. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of the notes and included these shares in both the numerator and the denominator of the calculation. However, we did not assume the conversion of any other holder's notes, and thus these shares were not included in the calculation.

        The preceding table has been prepared based upon the information furnished to us by the selling securityholder. The selling securityholder identified above may have sold, transferred or otherwise disposed of some or all of its notes since the date on which the information in the preceding table is presented in transactions exempt from or not subject to the registration requirements of the Securities Act of 1933. We cannot give an estimate as to the amount of the notes or common stock issuable upon conversion thereof that will be held by the selling securityholder upon the termination of this offering because the selling securityholder may offer some or all of their notes or common stock pursuant to the offering contemplated by this prospectus. See "Plan of Distribution" in the accompanying prospectus dated August 19, 2004.

        To our knowledge, other than their ownership of the securities described above, the selling securityholder has not, or has not had within the past three years, any position, office or other material relationship with us or any of our predecessors or affiliates.

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SELLING SECURITYHOLDERS